For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Corp. Announces Voluntary TSX Delisting,
TSX Venture Listing and 3:1 Share Consolidation

January 9, 2014, Vancouver, Canada – Pacific North West Capital Corp. (TSX: PFN; OTCQB: PAWEF; Frankfurt: P7J) (the “Company”) announces it will voluntarily delist from the Toronto Stock Exchange ("TSX") and has been accepted for listing by the TSX Venture Exchange ("TSX Venture") through its streamlined listing procedures.

Concurrent with the TSX Venture listing, the Company further announces that pursuant to the special resolution passed by the shareholders at the Company's Annual General and Special Meeting on October 29, 2013, the Company will consolidate its 109,547,217 issued and outstanding common shares on the basis of three (3) old common shares of the Company for (1) new common share of the Company.

Effective at the opening on the TSX Venture, common shares of Pacific North West Capital Corp. will commence trading on a post-consolidated basis and there will be approximately 36,515,738 new common shares of the Company issued and outstanding.  Fractional shares comprising of less than one-half of one share will be deemed to have been tendered by the registered owner to the Company for cancellation, and will be returned to the authorized but unissued shares of the Company.  Fractional shares comprising of greater than or equal to one-half of one share will be converted into one whole common share.  The Company does not intend to change its name or seek a new stock trading symbol in connection with the share consolidation or the TSX Venture listing.  The new CUSIP and ISIN numbers will be 694916206 and CA6949162060 respectively.

The Board of Directors believes that a listing on the TSX Venture will provide for greater operational efficiency and lower costs for the Company while allowing shareholders continued liquidity on a recognized exchange.  In addition, they have approved the share consolidation and believe that the consolidation of the common shares should enhance their marketability as an investment and should facilitate additional financings to fund future operations. Subject to TSX, TSX Venture and regulatory acceptance, the Company expects a seamless transition from the TSX to the TSX Venture Exchange at opening on Tuesday, January 14, 2014.

About Pacific North West Capital Corp.

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option/joint venture its projects to partners for funding through to production. PFN is focused on the discovery, exploration and development of PGM and nickel‐copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company’s key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. River Valley is one of the largest undeveloped primary PGM projects in Canada.  PFN also has PGM and nickel‐copper projects in Alaska. The Company continues to evaluate PGM and nickel‐copper properties and projects in North America for potential acquisition opportunities.

Pacific North West Capital Corp. is an International Metals Group Company. (www.internationalmetalsgroup.com).

On behalf of the Board of Directors

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com Suite 650 - 555 West 12th Ave., Vancouver, B.C., Canada, V5Z 3X7

Harry Barr
Chairman and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release